Exhibit 99.6

PRESS RELEASE

COP28:

TotalEnergies and Masdar demonstrate Methanol-to-SAF

pathway with successful test flight

Dubai, December 6, 2023 – The first test flight to demonstrate the potential for converting Methanol to SAF (Sustainable Aviation Fuel) has taken place in Dubai on the sidelines of COP28 in the UAE. Masdar, TotalEnergies, the UAE General Civil Aviation Authority, Airbus, Falcon Aviation Services and technology licensor Axens all contributed to the successful flight.

The Alcohol-to-Jet Synthetic Paraffinic Kerosene pathway (ATJ-SPK) has been certified in 2016 as meeting international standards for jet fuel, however Methanol is not in the list of specified alcohols. The flight, which used a blend of aviation fuel made from olefins, will help support the certification of this new pathway for SAF production from methanol.

With the potential to be derived from renewable electricity, the new pathway could lead to eSAF, an essential lever to meet the challenge of producing SAF worldwide to decarbonize aviation.

“The launch of the (Dubai Framework) for Sustainable Aviation Fuel, represented an important step on the path towards a more sustainable future in aviation. This test flight demonstrates the shared ambition of Masdar and TotalEnergies to advance the development of SAF and provide another option in ongoing efforts to decarbonize the aviation industry. SAF has huge potential for reducing the hard-to-abate aviation sector’s carbon emissions and Masdar is proud to support the development and growth of this sector. It is a sign of our commitment that we have forged several strategic partnerships in this area,” said Mohamed Jameel Al Ramahi, CEO of Masdar.

"TotalEnergies is delighted to have initiated this scouting effort together with Masdar. As industry and energy companies, our collective job is to work on the next generation of clean aviation fuels that could complement SAF currently produced from used cooking oil. This novel pathway to jet, through e-SAF, is critical to support the decarbonization of the aviation industry,” said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

Sustainable Aviation Fuel (SAF)

Sustainable aviation fuel is an immediately available solution for significantly reducing the CO2 emissions of air transportation. It can be used as a drop-in fuel without modifying existing storage and refueling infrastructure, aircraft or engines. Gradual incorporation worldwide should help significantly lower the CO2 emissions of air transportation since, on average, biojet fuel produces an average of 80 per cent fewer CO2 emissions over its lifecycle when produced from waste and residue. eSAF, synthetic fuel derived from renewable energy, is compatible with jet engines and offers a similar performance to fossil fuels.

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

@TotalEnerg ies	TotalEnerg ies	TotalEnerg ies	TotalEnerg ies

About Masdar

Abu Dhabi Future Energy Company (Masdar) is the UAE’s clean energy champion and one of the largest companies of its kind in the world, advancing the development and deployment of renewable energy and green hydrogen technologies to address global sustainability challenges. Established in 2006, Masdar is today active in over 40 countries, helping them to achieve their clean energy objectives and advance sustainable development. Masdar is jointly owned by Abu Dhabi National Oil Company (ADNOC), Mubadala Investment Company (Mubadala), and Abu Dhabi National Energy Company (TAQA), and under this ownership the company is targeting a renewable energy portfolio capacity of at least 100 gigawatts (GW) by 2030 and an annual green hydrogen production capacity of up to 1 million tonnes by the same year.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

Contacts:

For Masdar media inquiries, please contact: press@masdar.ae

For more information please visit: http://www.masdar.ae and connect: facebook.com/masdar.ae and

twitter.com/masdar

Cautionary Note

The terms “TotalEnergies ”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).